Exhibit 99.1

Gentor Resources Inc.

PRESS RELEASE

Gentor Signs Letter of Intent for Proposed Joint Venture

for Gentor’s Karaburun Project

Toronto, Canada – February 24, 2016 - Gentor Resources Inc. (“Gentor”or the “Company”) (TSX-V – “GNT”) is pleased to announce that it has signed a Letter of Intent (“LOI”) with Lidya Madencilik Sanayi ve Ticaret A.S. (“Lidya”) (a Turkish mining company) for a proposed Joint Venture to further explore and develop Gentor’s Karaburun Project (the “Project”) located in northern central Turkey.

The LOI sets out the intention to grant to Lidya an option (“Option”) to acquire an 80% interest in the Project. The Option is subject to the negotiation and execution of a definitive agreement for the Option contemplated to be signed within 120 days from the signing of the LOI. The LOI provides that the Option period shall be 24 months from the date of signing the definitive agreement (the “Option Period”), and that upon signing the LOI Lidya shall make a cash payment to Gentor for US$50,000. Other terms set out in the LOI include following:

(a)	During the Option Period, Lidya will carry out exploration at the Project under work programs and budgets determined by Lidya, in consultation with Gentor.

(b)	Until the end of August 2016, the exploration program funded and operated by Lidya will include a minimum of US$75,000 for exploration expenditures. Upon the end of August 2016, Lidya will have 30 days within which to notify Gentor of its intent to continue with the Option. If Lidya decides to continue with the Option, it will make a cash payment to Gentor for US$50,000.

(c)	Lidya will be able to earn a 35% interest in the Project by spending an additional US$650,000 in exploration expenditures at the Project by the end of the first year of the Option Period. Lidya will then be able to earn a further 45% interest in the Project (for a total interest of 80%) by spending an additional US$1,350,000 in exploration expenditures by the end of the Option Period and by paying an additional cash amount of US$50,000 to Gentor.

(d)	Upon completion of the expenditure commitments (i.e. US$2,075,000 in exploration expenditures on the Project and US$150,000 in cash payments to Gentor), Lidya and Gentor will continue as 80%-20% shareholders in a special purpose vehicle (“SPV”) to be formed, after which the relationship between Gentor and Lidya will be governed by industry standard joint venture terms, with each party funding its proportionate share of the SPV or suffering dilution. If either party dilutes to an interest in the SPV of less than 10%, it will revert to a 1% net smelter royalty.

Additional information with respect to the Karaburun Project is included on the Gentor website (www.gentorresources.com).

About Gentor

Gentor is a mineral exploration company with copper exploration properties in Turkey. The Company’s strategy is to create shareholder value by developing highly prospective mineral properties around the globe, with current focus in Turkey.

Forward-Looking Information: This press release contains forward-looking information. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the entering into of a definitive agreement with Lidya for the Option and future exploration at the Project) are forward-looking information. This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to negotiate and enter into a definitive agreement with Lidya for the Option, uncertainty relating to whether Lidya decides to continue with the Option, risks related to the exploration stage of the Company's properties, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world copper markets and equity markets, political developments in Turkey, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting exploration results and other geological data and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 30, 2015 relating to the year ended December 31, 2014 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.gentorresources.com, or contact: Arnold T. Kondrat, President and CEO, Toronto, Ontario, Tel: + 1 (416) 366 2221 or + 1 (800) 714 7938.

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